UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-11709

FIRST CITIZENS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

One First Citizens Place

Dyersburg, Tennessee 38024

(731) 285-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Explanatory Note: The registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The registrant is relying in this Form 15 on guidance issued by the staff of the Securities and Exchange Commission with respect to its ability to deregister under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act of 2012.

Approximate number of holders of record as of the certification or notice date:  1,073

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 26, 2012	By: /s/ Laura Beth Butler Laura Beth Butler Chief Financial Officer